**PremierOil**

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

**Telephone** +44 (0)20 7730 1111
**Fax** +44 (0)20 7730 4696
**Email** premier@premier-oil.com
**Website** www.premier-oil.com

09046447



24th June 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

**~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)**
**Rule 12g3-2(b) Exemption: File No. 82-34723**

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 24th June 2009

*"Vietnam Discovery"*

Yours faithfully

Stephen Huddle
**Company Secretary**

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121



# Press Release

**PREMIER OIL plc**

**("Premier")**

## Vietnam Discovery

Premier is pleased to announce that it has successfully completed drill stem testing of the Cá Rồng Đỏ discovery well on Block 07/03, offshore Vietnam. As announced on 3rd June 2009, the Cá Rồng Đỏ well was drilled to a total depth of 3,810m BRT and has intersected approximately 90m net oil and gas pay within multiple stacked reservoir layers. Two of these reservoir zones have now been tested. The zones tested flowed oil at a combined rate of 3,265 barrels of oil per day plus 8.1 million standard cubic feet of gas per day, through a 48/64" choke. No water was produced from either zone.

Premier plans to conduct a 3D survey to define the resource potential of the Cá Rồng Đỏ discovery and adjacent structures and to determine future exploration and appraisal activity. Premier currently plans to drill a second exploration well elsewhere on Block 07/03 in Q4 2009.

**Simon Lockett, Chief Executive, commented:**

*"We are delighted to have encountered hydrocarbons, both oil and gas, with our first well on Block 07/03, giving us encouragement that we have a working hydrocarbon system within this large under-explored area of the Nam Con Son Basin. Given numerous leads and prospects in this and our adjoining acreage, we look forward to an active seismic and drilling programme as a follow up to this success"*

**24th June 2009**

**Enquiries**

| | |
|---|---|
| **Premier Oil plc** | **Tel: 020 7730 1111** |
| Simon Lockett | |
| Tony Durrant | |
| **Pelham PR** | |
| James Henderson | **Tel: 020 7337 1501 / 07774 444 163** |
| Gavin Davis | **Tel: 020 7337 1515 / 07910 104 660** |

**Notes to Editors**

Block 07/03 covers 4,915 $km^2$ in the Nam Con Son Basin, and is adjacent to Block12W which contains Premier's Chim Sáo and Dua Oil Fields.

Partners in Block 07/03 are Premier Oil Vietnam South B.V. 30% ("Premier", Operator), Vietnam American Exploration Company, LLC. 40% ("Vamex", a wholly-owned subsidiary of Pitkin Petroleum Plc), and PearlOil (Ophiolite) Ltd 15% ("Pearl"). Pan Pacific Petroleum (Vietnam) Pty Ltd ("PPPV") has 15% equity following a farm-in agreement which is subject to Vietnamese Government approval.